UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Guoping Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

IN

2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.,
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO
5

CUSIP No. 918076100

1.	Names of Reporting Persons.
Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Peoples Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

PN

6

The Statement on Schedule 13D filed December 14, 2015 (the “Statement”) filed by Mr. Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho” and, together with Gu Guoping, Phicomm and Phicomm HK, the “Phicomm Group” ) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (the “Fund”) relating to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed December 22, 2015, and by Amendment No. 2 thereto filed January 19, 2016 solely by the Phicomm Group, is hereby further amended with respect to the items set forth below in this Amendment No. 3. The members of the Phicomm Group and the Fund are sometimes referred to individually as a Filing Person and collectively as the “Filing Persons.” Otherwise, capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Schedule is hereby amended by the addition of the following information:

This Schedule 13D (Amendment No. 3) is also filed by the Fund as an additional Filing Person. For certain information regarding the Fund and certain rights held by the Fund under the Subscription Agreement and the Acquirer's Memorandum and Articles of Association which may provide the Fund with beneficial ownership of the Issuer's Ordinary Shares, see the Schedule 13D as filed by the Phicomm Group and the Fund on December 14, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by the addition of the following information:

On April 29, 2016, the Phicomm Group entered into a Supplemental Agreement amending the Subscription Agreement between the Phicomm Group and the Fund (the “Supplemental Agreement”). Pursuant to the Supplemental Agreement, the Phicomm Group committed to complete the capitalization of the Acquirer in accordance with the requirements of the Subscription Agreement and the Acquirer’s purchase of all 11,739,932 Ordinary Shares from the Sellers by June 30, 2016.

In connection with their execution of the Supplemental Agreement, as additional security for the performance of the Phicomm Group’s obligations under the Supplemental Agreement and Shanghai Phicomm’s obligation to repurchase the shares of the Acquirer held by the Fund in accordance with the requirements of the Subscription Agreement, the Phicomm Group made certain additional commitments to the Fund and entered into the certain additional agreements with the Fund, as follows:

•	Phicomm HK agreed to complete the procedures necessary to pledge its shares in Acquirer to the Fund within 15 working days after capitalizing the Acquirer;
•	Shanghai Phicomm agreed to pledge RMB 300 million aggregate amount of accounts receivable to the Fund. The Supplemental Agreement provides that Shanghai Phicomm and the Fund will negotiate the details of the pledge, including identification of the accounts to be pledged, as soon as possible and enter into a Receivable Charge Agreement before June 30, 2016;
•	Shanghai Phicomm entered into an Equity Charge Agreement with the Fund in which it also agreed to pledge its shares in Phicomm HK and to complete the procedures for the pledge by May 6, 2016 (“the Equity Charge Agreement”);
•	Acquirer entered into an Equitable Mortgage with the Fund pursuant to which Acquirer has agreed to pledge the 5,000,000 Ordinary Shares that it owns and to complete the required pledge procedures by May 6, 2016 (“the Equitable Mortgage"); and
•	Mr. Gu Guoping entered into a Guarantee Contract (the “Guarantee”) pursuant to which Mr. Gu Guoping guaranteed the Phicomm Group’s obligations under the Supplemental Agreement and Phicomm’s repurchase obligations under the Subscription Agreement.
7

Under the terms of the foregoing documents, Acquirer’s pledge of 5,000,000 Ordinary Shares will be released upon the later to occur of Acquirer’s completion of its purchase of the remaining 6,739,932 Ordinary Shares from the Sellers and Phicomm HK’s completion of its pledge of its shares of Acquirer to the Fund. However, following the Fund’s release of the pledge of Acquirer’s Ordinary Shares, the Fund will retain the right to enforce Phicomm’s pledge of its shares in Phicomm HK and/or Phicomm HK’s pledge of its shares in the Acquirer if the Phicomm Group does not perform their obligations under the Subscription Agreement, as amended by the Supplemental Agreement (including Phicomm’s obligation to repurchase the Fund’s shares in Acquirer in accordance with the Subscription Agreement). Enforcement of either pledge would result in the Fund becoming the sole direct or indirect shareholder of Acquirer and, therefore, the sole beneficial owner of all of the Issuer’s Ordinary Shares held by Acquirer.

Pursuant to the Supplemental Agreement, the Filing Parties also confirmed that execution of the Supplemental Agreement does not affect Phicomm’s obligations under the Subscription Agreement to repurchase the Fund’s shares in Acquirer. The Supplemental Agreement provides that if the Filing Parties do not complete the capitalization of Acquirer and the purchase of the remaining Ordinary Shares by June 30, 2016 or fail to perform their other obligations under the Supplemental Agreement or any of the other agreements described above, the Fund can accelerate Phicomm’s obligation to purchase the Fund’s shares in Acquirer. For information regarding the Fund’s right to require Phicomm to purchase the shares in Acquirer held by the Fund, see Item 6 of the Filing Persons’ Schedule 13D as originally filed. Phicomm has agreed to pay the Fund CNY 3,000,000 upon any breach of the Supplemental Agreement or any of the other agreements entered into by any of the Filing Parties in connection with the Supplemental Agreement.

The foregoing descriptions in this Item 6 of certain material terms of the Supplemental Agreement, the Equitable Charge Agreement, the Equitable Mortgage and the Guarantee are not complete and are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 3) and is hereby incorporated by reference into this Item 6. See Item 7.

In connection with Acquirer’s pledge of its 5,000,000 Ordinary Shares to the Fund and Phicomm’s agreement to pledge its shares of Phicomm HK to the Fund, the Acquirer and Phicomm HK requested and obtained from the Shah Sellers a waiver of the restrictions on pledges and other dispositions of the Ordinary Shares contained in the Purchase Agreement. A copy of the waiver letter is an exhibit to this Schedule 13D (Amendment No. 3) and is hereby incorporated by reference into this Item 6. See Item 7.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Document

99.8	English translation of Supplemental Agreement dated April 29, 2016 among Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership), Shanghai Phicomm Communication Co., Ltd., Phicomm Technology (Hong Kong), Limited and The Smart Soho International Limited.
99.9	English translation of Equity Charge Agreement dated April 29, 2016 between Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) and Shanghai Phicomm Communication Co., Ltd.
99.10	English translation of Guarantee Contract dated April 29, 2016 between Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) and Gu Guoping
99.11	Equitable Mortgage dated April 29, 2016 between The Smart Soho International, as Chargor and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership), as Chargee.
99.12	Waiver and Consent Letter dated April 25, 2016
8

 Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2016

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		Gu Guoping
Name:		Gu Guoping

CHONGQING LIANGJIAN NEW AREA Strategic Emerging Industries Equity Investment Fund Partnership (Limited LIABILITY Partnership)

By:	/s/	Zhang Jun
Name:		Zhang Jun
Title:		Executive Partner Representative